EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

September 23, 2009

TSX Venture Exchange:    EMR

OTC Bulletin Board:    EGMCF

U.S. 20-F Registration:     000-51411

Frankfurt Stock Exchange: EML

EMGOLD MINING CORPORATION ANNUAL AND SPECIAL MEETING

At the Annual and Special Meeting of the shareholders of Emgold Mining Corporation (EMR - TSX Venture) (the “Company” or “Emgold”) held on Friday, September 18, 2009 Sargent Berner, Kenneth Yurichuk, David G. Watkinson, Stephen J. Wilkinson and William J. Witte were re-elected as directors of the Company and PricewaterhouseCoopers were re-appointed as the Company’s auditors for the following year.  Shareholders also ratified and approved the continuation of the Company’s 10% rolling stock option plan, in accordance with the requirements of the TSX Venture Exchange.

At the shareholders’ meeting, a special resolution was passed authorizing the directors, subject to receipt of all necessary regulatory approvals, to proceed in their discretion with a consolidation of all the issued and outstanding common shares of the Company on the basis of one (1) new post-consolidation common share for every ten (10) pre-consolidation common shares.  The share consolidation was recommended by Emgold management as necessary with respect to the Company’s ability to obtain required additional financing, and management wishes to express their appreciation to our shareholders for their continued support.  It is not anticipated that there will be a change of name in connection with the share consolidation.

Shareholder approval was also given for the amendment of the terms of the Company’s outstanding Series A First Preference Shares, by changing the conversion ratio for the exchange of First Preference Shares into common shares from one (1) pre-consolidation common share for four Series A First Preference Shares to one (1) post-consolidation common share for each Series A First Preference Share.  This amendment will also require regulatory approval, and it is intended that application will also be made in the near future for this.

It is expected that application for the required regulatory approval and the share consolidation will be made effective in the near future.  Meanwhile the Company is continuing its efforts to secure new financing to complete the Environmental Impact Report for its Idaho-Maryland Project in Grass Valley, California.  We anticipate that the required new financing would be carried out in conjunction with the planned consolidation.

On behalf of the Board of Directors,

David G. Watkinson,  P.Eng.

President and Chief Operating Officer

For further information please contact:
Jeff Stuart, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.